SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION — The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated January 6, 2006 and Supplement No. 5 dated July 17, 2006.  Supplement No. 5 contains a description of properties we have acquired, our agreement to acquire another property and our credit facility.]

SUPPLEMENT NO. 5
DATED JULY 17, 2006
TO THE PROSPECTUS DATED JANUARY 6, 2006
OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 5 to you in order to supplement our prospectus.  This Supplement No. 5 supersedes Supplements Nos. 1 through 4.

Recent Developments

Credit Facility

On June 30, 2006, we entered into a Credit Agreement with HSH Nordbank AG, New York Branch, for a temporary credit facility that we will use during the offering period to facilitate our acquisitions of properties in anticipation of the receipt of offering proceeds.  The Credit Agreement permits us to borrow up to $50,000,000 secured by real property at a borrowing rate based on LIBOR plus a margin ranging from 1.15% to 1.35% and requires payment of a usage premium of up to 0.15% and an annual administrative fee.  We may use the entire credit facility to acquire real estate investments and we may use up to 10% of the credit facility for working capital.  We are entitled to prepay the obligations at any time without penalty.  The principal balance is due on June 30, 2008.  The obligations under the Credit Agreement may be accelerated in the event of a default as defined in the Credit Agreement.  In connection with documentation and closing the Credit Agreement, we paid and expect to pay fees and expenses totaling approximately $900,000.

Consistent with our borrowing policies, during our offering, we will borrow periodically to acquire properties and for working capital.  We will determine whether to use the proceeds of the offering to repay amounts borrowed under the Credit Agreement depending on a number of factors including the investments which are available to us for purchase at the time and the cost of the credit facility.  Following the closing of our offering, we will endeavor to repay all amounts owing under the Credit Agreement which are secured by our properties and which have not previously been paid.  To the extent sufficient proceeds from our offering are unavailable to repay the indebtedness secured by properties within a reasonable time following the closing of our offering as determined by our board of directors, we may sell properties or raise equity capital to repay the secured debt so that we will own our properties all-cash, with no permanent acquisition financing.

Property Acquisitions and Agreements to Acquire Properties

Shoemaker Industrial Buildings

On June 28, 2006, we closed the purchase of an existing multi-tenant industrial property known as the Shoemaker Industrial Buildings from First Industrial Harrisburg, LP, a non-related party, for a purchase price of $2.4 million, plus approximately $2,800 of closing costs. This equates to approximately $127 per square foot of leasable space.  We purchased this property for all cash, without debt financing.

The property consists of approximately 18,921 square feet of leasable space in three single-story buildings located on approximately 1 acre of land in Santa Fe Springs, California.  The property is currently 100% leased at an average annual rent of $8.91 per square foot to 4 tenants whose spaces range in size from approximately 4,600 square feet to 5,121 square feet.  These tenants operate varying businesses including a service-related business, a light manufacturer, a distribution facility and a light assembly operation.  The property includes private, fenced yards, an attractive amenity for industrial tenants in this size range.

The Shoemaker Industrial Buildings are situated in the Mid-Counties industrial sub-market that serves both Los Angeles and Orange County, California.  The buildings provide immediate access the major traffic arteries servicing the Los Angeles and Long Beach ports and Los Angeles International Airport. According to Voit Commercial and Colliers International, nine million square feet of industrial space were absorbed in the overall Los Angeles County industrial market in 2005, with year end vacancy rates at approximately 3%.  Colliers International reported that tight market conditions in the last 12 months have led to overall rental rate increases of up to 15%.  These rental rate increases were for the Los Angeles industrial market generally and there can be no assurance that any property we own in this market will experience similar increases.

Each of the four tenants occupies over 10% of the rentable square footage of the property.  The following table sets forth certain information with respect to the leases of these four tenants:

Total Square Feet Leased	%	Lease Expiration Date	Renewal Option	Current Annual Rent ($)	Base Rent/ Sq Ft/ Per Annum ($)

5,121	27.07%	June 30, 2010	N/A	42,760	8.35
4,600	24.31%	Sept. 30, 2009	N/A	38,088	8.28
4,600	24.31%	July 31, 2006	N/A	49,680	10.80
4,600	24.31%	April 30, 2008	N/A	38,088	8.28

The following table sets forth lease expiration information for the next ten years:

Year Ending December 31	No of Leases Expiring	Approx Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leaseable Area Expiring	Percent of Total Annual Base Rent Expiring
2006	1	4,600	49,680	24.3%	29.4%
2007	0	—	—	—	—
2008	1	4,600	38,088	24.3%	22.6%
2009	1	4,600	38,088	24.3%	22.6%
2010	1	5,121	42,760	27.1%	25.4%
Thereafter	0	—	—	—	—

Average annual lease rates and occupancy percentages for the last five years are as set forth below:

Year Ending December 31	Average Lease Rate Per Square Foot (Annual $)	Average Annual Occupancy (%)
2005	8.88	100.0%
2004	7.40	93.9%
2003	7.13	87.9%
2002	6.83	100.0%
2001	6.62	100.0%

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and analyzed how the property compares to comparable properties in its market.  We do not have any current plans for the renovation, improvement or development of the property, other than normal repairs and maintenance.  We believe that the property is adequately covered by insurance.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $1.6 million, which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements.  Leasing commissions will be amortized over the initial term of the related leases.  The real estate tax rate is 1.25%, and annual real estate taxes are projected to be approximately $30,000 for the initial year subsequent to the purchase.

2111 S. Industrial Park

On June 1, 2006, we purchased an existing multi-tenant industrial property, known as 2111 South Industrial Park (the property) from Squamar Limited Partnership and IPM, Inc., unaffiliated parties.  The property is a 26,800 square foot industrial building located in a master planned business park environment in the North Tempe submarket of Phoenix which was constructed in 1974.  The acquisition price was $1,975,000 plus approximately $3,300 of closing costs (which are not fully determinable at this time).  This equates to approximately $73.82 per square foot of leasable space. The property is currently 88%

leased at an average annual rent of $7.13 per square foot to 11 tenants ranging in size from 1,600 to 2,800 square foot.  These tenants operate varying business, including service related business, warehouse storage and light assembly.  We purchased this property for all cash, without debt financing.

A local homebuilder occupies approximately 21% of the rentable square footage and a light manufacturer of concrete furniture and accessories occupies approximately 10% of the rentable square footage of the property.  No other tenant occupies 10% or more of the rentable square footage of the property.  The following table sets forth certain information about the leases with tenants at this property:

Total Square Feet Leased	%	Lease Expiration	Renewal Option	Current Annual Rent ($)	Base Rent/ Sq Ft/ Per Annum ($)
2,800	11.9%	Dec. 31, 2007	N/A	19,152	6.84
1,600	6.8%	June 30, 2006	N/A	11,520	7.20
4,000	16.9%	June 30, 2006	N/A	25,440	6.36
1,600	6.8%	June 30, 2006	N/A	12,288	7.68
1,600	6.8%	Feb. 28, 2007	N/A	11,904	7.44
1,600	6.8%	Feb. 29, 2008	N/A	10,944	6.84
1,600	6.8%	Dec. 31, 2007	N/A	11,904	7.44
1,600	6.8%	Dec. 31, 2006	N/A	11,712	7.32
2,000	8.5%	Aug. 31, 2007	N/A	15,600	7.80
1,600	6.8%	June 30, 2006	N/A	12,672	7.92
2,000	8.5%	June 30, 2006	N/A	14,400	7.20
1,600	6.8%	July 31, 2007	N/A	10,560	6.60

The following table sets forth lease expiration information:

Year Ending December 31	No. of Leases Expiring	Approx Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leaseable Area Expiring %	Percent of Total Annual Base Rent Expiring (1)
2006	7	12,400	88,140	46.3%	52.4%
2007	5	9,600	69,120	35.8%	41.1%
2008	1	1,600	10,944	6.0%	6.5%
Thereafter	0	—	—	—	—

(1)          A majority of tenants occupy space in the property on a month to month basis; however, average tenure at the property exceeds 2 years.

Average annual lease rates and occupancy percentages for the last five years are as set forth below:

Year Ending December 31	Average Lease Rate Per Square Foot (Annual $)	Year-End Occupancy (%)
2005	$0.53	88.06%
2004	$0.50	92.54%
2003	$0.50	82.09%
2002	$0.53	100.00%
2001	$0.53	80.60%

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and analyzed how the property compares to comparable properties in its market.  We do not have any current plans for the renovation, improvement or development of the property, other than normal repairs and maintenance.  We believe that the property is adequately covered by insurance.

According to the Arizona Department of Economic Security, Arizona’s economy will experience positive growth in 2006 and 2007, due largely to strong performance in the aerospace, electronics and construction industries.  The Grubb & Ellis/BRE Commercial, LLC Research first quarter 2006 Industrial Market Trends report states that the metro Phoenix industrial markets experienced record breaking net absorption in 2005 and that sustained lack of industrial space is expected to continue for the next six to nine months throughout metro Phoenix.

The 2111 South Industrial property is located on a major artery, with immediate access to Downtown Phoenix, Scottsdale, Tempe and Tucson, in an in-fill market characterized by increasing demand and rental growth.  The project’s strategic location is just minutes from the key transportation hub of the Phoenix Sky Harbor International Airport.  The property has the flexibility to accommodate a variety of size requirements and tenant growth.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $1,324,000 which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements. Leasing commissions will be amortized over the initial term of the related leases.  The realty tax rate is 1.28%, and  annual realty taxes are projected to be approximately $25,300 for the initial year subsequent to the purchase.

Agreement to Acquire Mack Deer Valley

We have entered into a definitive agreement to purchase an existing multi-tenant industrial park known as Mack Deer Valley from Mack Deer Valley Phase II, LLC, a non-related party, for a purchase price of $23,150,000.  As of May 15, 2006, our right to terminate the agreement without penalty expired and our initial deposit became non-refundable.

The property is newly constructed and consists of approximately 180,985 square feet of leasable space in two single-story buildings located on approximately 11 acres of land in a master planned business park in Phoenix, Arizona.  The property is currently 100% leased at an average annual rent of $8.16 per square foot to 12 tenants whose spaces range in size from approximately 4,879 square feet to

35,782 square feet.  These tenants operate varying business, including service related businesses, warehouse storage and distribution and light assembly.

Mack Deer Valley is located with immediate access to downtown Phoenix and Scottsdale, just minutes from the key transportation hub of Deer Valley Airport.  According to Cushman & Wakefield, a prominent national real estate brokerage firm, the Phoenix industrial market is experiencing upward momentum with net absorption rates nearing record levels and vacancy rates at 4.9% as of year end 2005.

In connection with the agreement, we have paid a non-refundable $500,000 deposit to an escrow agent, and we are obligated to pay additional non-refundable escrow deposits of $250,000 each in July, September and November 2006 and January 2007.

Under the terms of the agreement, in addition to the investment described above, we are obligated to pay certain closing costs, including, but not limited to attorney fees, certain title insurance premiums, survey costs, recording costs and one-half of the escrow charges.  The agreement closing date is January 22, 2007.  Although substantially all contingencies have been satisfied and we expect to close in accordance with the terms of the agreement, there can be no assurance that events will not arise that could prevent us from acquiring the property.